UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-34936

NOAH HOLDINGS LIMITED

No. 32 Qinhuangdao Road, Building C,

Shanghai 200082, People’s Republic of China

(86-21) 3860-2301

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOAH HOLDINGS LIMITED

By:	/s/ Ching Tao

Name:	Ching Tao
Title:	Chief Financial Officer

Date: June 2, 2015

EXHIBIT INDEX

Exhibit 99.1 – Press Release

Exhibit 99.1

Noah Announces Changes to the Committees of the Board

SHANGHAI, CHINA — June 2, 2015 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth management service provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China, today announced that due to the recent appointment of Mr. Tze-Kaing Yang as an independent director and the resignation of Mr. Shuang Chen, the Board of Directors has made changes to the membership of the Compensation Committee, Audit Committee, and Corporate Governance and Nominating Committee.

The committees of the Board are now comprised of the following members:

•	Compensation Committee: Ms. May Yihong Wu (Chair); Mr. Boquan He; Mr. Tze-Kaing Yang

•	Audit Committee: Mr. Tze-Kaing Yang (Chair); Mr. Zhiwu Chen; Ms. May Yihong Wu

•	Corporate Governance and Nominating Committee: Mr. Zhiwu Chen (Chair); Ms. May Yihong Wu

ABOUT NOAH HOLDINGS LIMITED

Founded in 2005, Noah Holdings Limited (NYSE: NOAH) is a leading wealth management services provider with a focus on global wealth investment and asset allocation services for high net worth individuals and enterprises in China. From its founding to March 31, 2015, Noah has distributed over US$33.0 billion of wealth management products. As of March 31, 2015, Noah had assets under management of US$9.4 billion.

Noah distributes a wide array of wealth management products, including fixed income products, private equity fund products, mutual fund products and insurance products. Noah also manages private equity funds, real estate funds, hedge funds, and other assets through Gopher Asset Management. In addition, in the second quarter of 2014, the Company launched a proprietary internet finance platform to provide financial products and services to white-collar professionals and enterprise clients in China. Noah delivers customized financial solutions to clients through a network of 834 relationship managers across 112 branches and sub-branches in 64 cities in China, and serves the international investment needs of its clients through a wholly owned subsidiary in Hong Kong. The Company’s wealth management business had 74,895 registered clients as of March 31, 2015.

Noah has won numerous awards, including Hurun Report’s Popular Independent Wealth Management Institution award in 2013 and 2014, Forbes’ Best Potential Business in China award in 2015, Deloitte’s Technology Fast 500 Asia Pacific award in 2013, and STCN’s Best Third Party Wealth Management Company award in 2014.

For more information please visit Noah at www.noahwm.com.

Contacts:

Noah Holdings Limited

Ke-Li Cheng, Investor Relations Officer

Tel: +86 21 2510 0889

ir@noahwm.com